Exhibit 4.6
DESCRIPTION OF SECURITIES

The following summary of the material terms of the capital stock of Sunlight Financial Holdings Inc. (“Sunlight”) is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Second Amended and Restated Certificate of Incorporation (“Second A&R Charter”) in its entirety for a complete description of the rights and preferences of our capital stock and the warrant agreement dated November 24, 2020 (the “warrant agreement”) and form of warrant for a description of the terms of the public and private placement warrants, which are filed or incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. Unless the context requires otherwise, all references to “we”, “us,” “our,” the “Company” and “Sunlight” in this section refer solely to Sunlight Financial Holdings Inc. and not to our subsidiaries.

General

On July 9, 2021 (the “Closing Date”), the Company consummated the transactions contemplated by that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of January 23, 2021, by and among Spartan Acquisition Corp. II, a Delaware corporation incorporated on August 17, 2020 as a publicly-traded special purpose acquisition company sponsored by funds managed by an affiliate of Apollo Global Management, Inc. (the “Sponsor”) and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Spartan”), Sunlight Financial LLC and the Spartan Subsidiaries, FTV Blocker and Tiger Blocker (each as defined in the Business Combination Agreement). On the Closing Date, Spartan changed its name to “Sunlight Financial Holdings Inc.” and Sunlight Financial LLC became the operating subsidiary of Sunlight Financial Holdings Inc., organized in an “Up-C” structure (the “Business Combination”).

Authorized and Outstanding Stock

The Second A&R Charter provides for authorized shares of all classes of capital stock in the aggregate amount of 500,000,000 shares, consisting of 465,000,000 shares of common stock, including 420,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 20,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock” or “Founder Shares”), and 65,000,000 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock” and together with the Class A Common Stock, the “Common Stock”), and 35,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”); the Second A&R Charter specifies the rights of the Class C Common Stock in order to provide for our “Up-C” structure. As of April 26, 2023, there were 85,401,353 shares of Class A Common Stock outstanding, 0 shares of Class B Common Stock outstanding and 44,973,227 shares of Class C Common Stock outstanding.

Voting Power

Except as otherwise expressly provided in the Second A&R Charter or required by applicable law, each holder of Common Stock has the right to one vote per share of Common Stock held of record by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to the Second A&R Charter (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Second A&R Charter (including any certificate of designation relating to any series of Preferred Stock).

Dividends

Subject to applicable law and the rights, if any, of the holders of one or more outstanding series of Preferred Stock, holders of shares of Class A Common Stock are entitled to receive such dividends and distributions in cash, stock or otherwise as may be declared thereon by the Board of Directors of Sunlight (the “Board”) in its discretion from time to time out of funds of Sunlight legally available therefor and shall share equally on a per share basis in all such dividends or other distributions.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Liquidation, Dissolution and Winding Up

Subject to the rights, if any, of the holders of one or more outstanding series of Preferred Stock and after payment or provision for payment of the debt and other liabilities of Sunlight, holders of shares of Class A Common Stock are entitled to receive (ratably in proportion to the number of shares held by them) the assets and funds of Sunlight available for distribution in the event of any liquidation, dissolution or winding up of the affairs of Sunlight, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of Sunlight, as

Exhibit 4.6
such terms are used in subparagraph C(d) of the Second A&R Charter, shall not be deemed to be occasioned by or to include any consolidation or merger of Sunlight with or into any other person or a sale, lease, exchange, conveyance or other disposition of all or any part of its assets.

Class B Common Stock

The Second A&R Charter authorizes 20,000,000 shares of Class B Common Stock. Under the Second A&R Charter, each share of Class B Common Stock automatically converted into shares of Class A Common Stock on a one-to-one basis upon the consummation of the Business Combination.

Class C Common Stock

Shares of Class C Common Stock shall be redeemable for shares of Class A Common Stock on the terms and subject to the conditions set forth in the Fifth Amended and Restated Limited Liability Company Agreement of Sunlight Financial LLC (the “Sunlight A&R LLC Agreement”). Sunlight will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption of the outstanding shares of Class C Common Stock for Class A Common Stock pursuant to the Sunlight A&R LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption pursuant to the Sunlight A&R LLC Agreement; provided, however, that nothing contained herein shall be construed to preclude Sunlight from satisfying its obligations in respect of any such redemption of shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement by delivering to the holder of shares of Class C Common Stock upon such redemption, cash in lieu of shares of Class A Common Stock in the amount permitted by and provided in the Sunlight A&R LLC Agreement or shares of Class A Common Stock which are held in the treasury of Sunlight. All shares of Class A Common Stock that shall be issued upon any such redemption will, upon issuance in accordance with the Sunlight A&R LLC Agreement, be validly issued, fully paid and non-assessable. All shares of Class C Common Stock redeemed shall be cancelled.

Preferred Stock

The Second A&R Charter provides that shares of Preferred Stock may be issued from time to time in one or more classes or series. The Board is authorized to fix the designation, voting powers, preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series.

The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of Sunlight entitled to vote generally, voting together as a single class, without a separate vote of the holders of the Preferred Stock or any classes or series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation designating a series of Preferred Stock.

The Board is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Sunlight or the removal of Sunlight’s management. As of the date of our Annual Report on Form 10-K, Sunlight had no outstanding shares of Preferred Stock.

Registration Rights

Certain holders of Class A Common Stock are entitled to registration rights as described under “Registration Rights” below.

Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one whole share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the Closing Date or 30 days after the completion of the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of Class A Common Stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole

Exhibit 4.6
warrants can be traded. Accordingly, unless a warrantholder has purchased at least two units, they will not be able to receive or trade a whole warrant. The warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation, as applicable.

We will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a warrant unless the Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A Common Stock underlying such unit.

On July 30, 2021, we have filed with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A Common Stock issuable upon exercise of the warrants, which was declared effective on September 7, 2021. We will use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of (i) the number of shares of our Class A Common Stock underlying the warrants, and (ii) the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) such fair market value and (B) the product of the number of warrants surrendered and 0.361. The “fair market value” as used in this paragraph shall mean the average reported last sale price of our Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $18.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrantholder; and
•if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00

Exhibit 4.6
Once the warrants become exercisable, we may redeem the outstanding warrants:

•in whole and not in part;
•at a price of $0.10 per warrant, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A Common Stock determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A Common Stock except as otherwise described below;
•upon a minimum of 30 days’ prior written notice to each warrantholder;
•if, and only if, the reported last sale price of our Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders; and
•if the reported last sale price of our Class A Common Stock on the trading day prior to the date on which we send the notice of redemption to the warrantholders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Class A Common Stock that a warrantholder will receive upon a cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	>$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361

Exhibit 4.6

3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	-	-	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The “fair market value” of our Class A Common Stock shall mean the average reported last sale price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. We will provide our warrantholders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average reported last sale price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A Common Stock per whole warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are “out of the money” (i.e. the trading price of our Class A Common Stock is below the exercise price of the warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Class A Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants, based on the “redemption price” as determined pursuant to the above table. We have calculated the “redemption prices” as set forth in the table above to reflect a Black-Scholes option pricing model with a fixed volatility input as of the date of the IPO prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed, and we will effectively be required to pay the redemption price to warrantholders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrantholders.

As stated above, we can redeem the warrants when the Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrantholders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares of Class A Common Stock. If we choose to redeem the warrants when the Class A Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrantholders receiving fewer shares of Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A Common Stock if and when such shares of Class A Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A Common Stock to be issued to the holder.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of

Exhibit 4.6
9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments
The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted pursuant to the following two paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the average last reported sale price of Class A Common Stock as reported for the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
If the number of outstanding shares of our Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised his, her or its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be

Exhibit 4.6
amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

You should review a copy of the warrant agreement, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Class A Common Stock or any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the warrantholder.

Private Placement Warrants

The private placement warrants (including the shares of Class A Common Stock issuable upon exercise of the private placement warrants) are transferable, assignable or salable, and they are not redeemable by us (except as described above under “- Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants for cash or on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants sold in connection with the IPO, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants sold in connection with the IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants in exchange for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of (A) the number of shares of Class A Common Stock underlying the warrants and (B) the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Our Transfer Agent and Warrant Agent

The Transfer Agent for our Class A Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law and our Second A&R Charter and Bylaws

We have not opted out of Section 203 of the Delaware General Corporate Law (the “DGCL”) under the Second A&R Charter. Under Section 203 of the DGCL, Sunlight will be prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of the outstanding voting stock of Sunlight (the “acquisition”), except if:

•the Board approved the acquisition prior to its consummation;
•the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or
•the business combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Exhibit 4.6
Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Sunlight for a three-year period. This may encourage companies interested in acquiring Sunlight to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our Second A&R Charter and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•Board of Directors Vacancies. Our Second A&R Charter and Bylaws authorize the Board to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the Board will be set only by resolution adopted by a majority vote of directors then in office. These provisions will prevent a stockholder from increasing the size of the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.
•Classified Board. Our Second A&R Charter and Bylaws provide that the Board is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the Board for cause and only by the approval of a majority of our then-outstanding shares of our Common Stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
•Stockholder Action; Special Meeting of Stockholders. Our Second A&R Charter provides that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our Bylaws further provide that special meetings of our stockholders may be called only by a majority vote of the entire Board, the chairman of the Board or our president.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.
•Issuance of Undesignated Preferred Stock. The Board has the authority, without further action by the holders of Common Stock, to issue up to 35,000,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock will enable the Board to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Unless Sunlight consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States.

Unless Sunlight consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum to bring: (a) any derivative action or proceeding brought on behalf of Sunlight; (b) any action asserting a claim of breach of a fiduciary duty owed by a director, officer or other employee of Sunlight or Sunlight’s stockholders; (c) any action or proceeding asserting a claim against Sunlight or any director, officer or other employee of Sunlight arising out of or pursuant to any provision of the DGCL, the Second A&R Charter or the Bylaws of Sunlight (as each may be amended from time to time); (d) any action asserting a claim against Sunlight or any director or officer or other employee of Sunlight governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, (i) any action as to which the Court of Chancery determines

Exhibit 4.6
that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Rule 144

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we filed our Form 8-K containing the Form 10 type information on July 15, 2021, although these shares may be sold sooner to the extent they have been registered on a registration statement that has been declared effective by the SEC.

Registration Rights

Certain Stockholders’ Registration Rights

Sunlight, the Sponsor, Tiger Infrastructure Partners Sunlight Feeder LP, Tiger Infrastructure Partners Co-Invest B LP (together with Tiger Infrastructure Partners Sunlight Feeder LP, “Tiger”), FTV V, L.P. and certain holders party thereto (collectively, the “IRA Holders”), entered into the Investor Rights Agreement, pursuant to which, among other things, (a) that certain Registration Rights Agreement, dated November 24, 2020, was terminated and (b) certain resale registration rights were granted with respect to (i) the private placement warrants (including any shares of Common Stock issued or issuable upon the exercise of any such private placement warrants), (ii) any outstanding shares of Class A Common Stock held by an IRA Holder at any time, whether held on the date of the Investor Rights Agreement or acquired after the date of the Investor Rights Agreement, (iii) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of Sunlight issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to Sunlight by an IRA Holder, (iv) any shares of Class A Common Stock issued or issuable upon exchange of Sunlight Class EX Units and Class C Common Stock issued to a Holder under the Business Combination Agreement and (v) any other equity security of Sunlight issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

Furthermore, pursuant to the Investor Rights Agreement, we have filed a prospectus (at our sole cost and expense) registering the resale of certain securities held by or issuable to the IRA Holders. In certain circumstances, Tiger and FTV V, L.P. can demand up to three underwritten offerings in the aggregate and the Sponsor can demand up to one underwritten offering. Each IRA Holder will be entitled to customary piggyback registration rights.

PIPE Shares
Pursuant to the Subscription Agreements, we have filed a prospectus registering the resale of 25,000,000 shares of Class A Common Stock at a purchase price of $10.00 per share.

Public Warrants

Under the terms of the warrant agreement relating to the public warrants, we have filed the registration statement and we are obligated to use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants.

Lock-Up Agreements

Exhibit 4.6
Pursuant to the closing of the Business Combination Agreement:
•pursuant to the Investor Rights Agreement, Tiger and FTV V, L.P. agreed to the same lock-up restrictions applicable to the Sponsor and the board of directors and management team of Sunlight;
•subject to certain exceptions, all Sunlight employees and former employees who, as of immediately after the Closing Date, held 100,000 shares or more of Class A Common Stock or Class EX Units and a corresponding number of shares of Class C Common Stock, agreed that: (x) 20% of the Class A Common Stock or Class EX Units and a corresponding number of shares of Class C Common Stock (as applicable, “Restricted Stock”) held by it, him or her will be subject to lock-up transfer restrictions until the one-year anniversary of the Closing Date, with the potential for Early Release (as defined below) after six months following the Closing Date and (y) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 15-month anniversary of the Closing Date, with the potential for Early Release after nine months following the Closing Date;
•certain executives of Sunlight agreed that: (a) 20% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 16-month anniversary of the Closing Date, with the potential for Early Release after nine months following the Closing Date and (b) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 20-month anniversary of the Closing Date, with potential for Early Release after 14 months following the Closing Date; and
•all other persons who held equity or equity-based awards in respect of less than 100,000 shares of Restricted Stock as of immediately prior to at the Closing Date, agreed that 100% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the six-month anniversary of the Closing Date; provided, that with respect to any such person that is not a Sunlight employee, Sunlight will request and use commercially reasonable efforts to obtain such agreement from such person;

where applicable, subject to exceptions included in such lock-up agreements, including for “net settlement” of distributions of Class A Common Stock to holders of certain company awards as contemplated by Section 2.02(e) of the Business Combination Agreement in respect of applicable tax withholding obligations.

An “Early Release” shall be achieved if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at the period specified above after the Closing Date.

On July 9, 2021, the parties to the Business Combination Agreement agreed to waive the closing condition that certain individuals enter into lock-up agreements as set forth in Section 8.02(m) of the Business Combination Agreement, with respect to one individual investor.

Listing of Securities

Our Class A Common Stock is listed on the NYSE under the symbol “SUNL” and our publicly-traded warrants are listed on the NYSE under the symbol “SUNL WS”.